SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2006

Commission File Number: 1-1225

WYETH UNION SAVINGS PLAN

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ Paul J. Jones
Paul J. Jones
Member of the
Wyeth Savings Plan Committee

Date: June 20, 2007

WYETH UNION SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2006 AND 2005

AND

FOR THE YEAR ENDED DECEMBER 31, 2006

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER – 069

WYETH UNION SAVINGS PLAN

DECEMBER 31, 2006 AND 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Union Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Union Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 20, 2007

Wyeth Union Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2006 and 2005

	December 31,
	2006	2005
Assets:
Investments, at fair value	$60,745,092	$59,228,764

Participant loans, at cost	1,525,705	1,537,763

Total investments	62,270,797	60,766,527

Participant contributions receivable	59,599	195,037

Total Assets	62,330,396	60,961,564

Liabilities:
Corrective distributions	14,862	16,095

Net Assets Available for Plan Benefits	$62,315,534	$60,945,469

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Union Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2006

Investment income:
Net appreciation in fair value of investments	$4,039,080
Interest	1,122,206
Dividends	722,621

Total investment income	5,883,907

Contributions:
Participant Contributions	3,567,325

Total additions	9,451,232

Deductions from net assets attributed to:
Benefits paid to participants	8,066,305
Corrective distributions	14,862

Total deductions	8,081,167

Increase in net assets	1,370,065

Net Assets Available for Plan Benefits
Beginning of Year	60,945,469

End of Year	$62,315,534

The accompanying notes to financial statements are an integral part of these statements.

WYETH UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (the “Plan”) only provides general information. Participants in the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan of Wyeth (the “Company”), is a voluntary savings plan available to all eligible employees, as defined. Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan and are covered by a collective bargaining agreement that provides for their participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements, effective December 31, 1996, no Company matching contributions are made by the Company.

Rollovers into Plan

Participants may elect to roll over their balances from qualified plans and the Wyeth Retirement Plans into the Plan, upon consent of the Plan Administrator.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and rollover contributions and all actual earnings thereon.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee (the “Committee”). Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of three ways: lump-sum, a 50% joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70  1/2 years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

All administrative expenses are paid by the Company.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

The accompanying financial statements are prepared on the accrual basis of accounting. On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position paper (“FSP”) on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for plan benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for plan benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented to conform with proper presentation. The FSP has no impact on the Plan, because the Plan does not invest in GICs or collective trusts that invest in GICs.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 7). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for plan benefits and changes in net assets available for plan benefits. In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Contributions

Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. Investment in collective trust is recorded at reported net asset value based upon information provided by Vanguard Trust Company (the “Trustee”), which approximates fair market value. Interest bearing cash is valued at cost. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The following table presents investments:

	December 31,
	2006	2005
Investments at Fair Value as Determined by Reported Net Asset Value

Mutual Funds	$34,860,636	$31,917,058

Collective Trust	23,961,935	25,584,527

Investments at Cost

Participant Loans	1,525,705	1,537,763

Interest Bearing Cash	67,964	63,085

Investments at Fair Value as Determined by Quoted Market Price

Common Stock	1,854,557	1,664,094

Total Investments	$62,270,797	$60,766,527

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of six investment funds described below and transfer amounts between funds at any time during the year. Investment elections among these fund options must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The six investment options were as follows for 2006 and 2005:

Vanguard Retirement Savings Trust

This fund is a collective trust, which invests in high quality fixed income instruments. The interest rate payable to Plan participants in this fund is a rate which reflects a blended rate of the total investments made by the fund. The average blended yield and crediting interest rate attributable to the fund approximated 4.88% and 4.05% for the years ended 2006 and 2005, respectively.

Vanguard Balanced Index Fund

This fund primarily invests in common stocks, corporate debt instruments, and U.S. government obligations.

Vanguard 500 Index Fund

This fund primarily invests in common stocks of large public companies that seek to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Wyeth Common Stock Fund

This fund consists primarily of Wyeth Common Stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth Common Stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund

This fund primarily invests in small capitalization stocks, those with a market value of less than $2.0 billion, and seeks to provide investment results that correspond to the total return performance of the stocks that make up the Morgan Stanley Capital International U.S. Small Cap 1750 Index.

Vanguard Total International Stock Index Fund

This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Vanguard was appointed by the Committee as Trustee, recordkeeper, and custodian and is a party-in-interest to the Plan.

NOTE 5 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 – PLAN AMENDMENTS

The Plan was amended and restated in its entirety in 2006. A submission was sent to the Internal Revenue Service for a new determination letter on the qualified status of the Plan as required by applicable law.

There were no amendments made to the Plan in 2005.

NOTE 7 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as designed and including amendments through February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 9 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31 were as follows:

	2006	2005
Vanguard Balanced Index Fund	$9,089,018	$9,112,221
Vanguard 500 Index Fund	21,970,850	20,421,717
Vanguard Retirement Savings Trust	23,961,935	25,584,527

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,039,080 as follows:

Mutual Funds	$3,851,385
Wyeth Common Stock	187,695

Total	$4,039,080

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2006	2005
Net Assets Available for Plan Benefits per Financial Statements	$62,315,534	$60,945,469
Amounts Allocated to Withdrawing Participants	(66,156)	(129,045)

Net Assets Available for Plan Benefits per the Form 5500	$62,249,378	$60,816,424

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Benefits paid per the financial statements	$8,066,305
Add: Amounts payable at December 31, 2006	66,156
Less: Amounts payable at December 31, 2005	(129,045)

Benefits paid per the Form 5500	$8,003,416

Schedule I

Wyeth Union Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 069

Identity of Issuer	Description of Investment	Cost**	Current Value
Vanguard Trust Company*	Vanguard Retirement Savings Trust Collective Trust		$23,961,935

Vanguard Trust Company*	Vanguard Balanced Index Fund 425,516 shares		9,089,018

Vanguard Trust Company*	Vanguard Total International Stock Index Fund 101,302 shares		1,790,012

Vanguard Trust Company*	Vanguard 500 Index Fund 168,242 shares		21,970,850

Vanguard Trust Company*	Vanguard Small-Cap Index Fund 61,642 shares		2,010,756

Wyeth*	Common Stock 36,421 shares		1,854,557

Vanguard Trust Company*	VGI Prime Money Market Interest Bearing Cash		67,964

Participant loans*	Rates ranging from 5.0% to 10.5% Due through 2021		1,525,705

Total Investments			$62,270,797

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.